SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2003 to February 4, 2003.

Commission File Number: 0-29083

THREE RIVERS BANCORP 401(K) PLAN

(Full title of the plan)

SKY FINANCIAL GROUP, INC.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

THREE RIVERS BANCORP 401(k) PLAN

FINANCIAL STATEMENTS

For the Period January 1, 2003 to February 4, 2003

INDEPENDENT AUDITOR’S REPORT

To the Board of Trustees

Sky Financial Group, Inc. Benefit Plan Committee

(formerly Three Rivers Bancorp 401(k) Plan)

Bowling Green, Ohio

We have audited the accompanying statement of net assets available for benefits of Three Rivers Bancorp 401(k) Plan as of December 31, 2002, and the related statements of changes in net assets available for benefits for each of the two years ended December 31, 2002. In addition, we have audited the statement of changes in net assets in liquidation available for benefits for the period from January 1, 2003 to February 4, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Oversight Board (United States). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, in accordance with the acquisition of Three Rivers Bancorp, Inc by Sky Financial Group, Inc. in October 2002, effective January 1, 2003 the Plan and all its’ assets have been merged into the Sky Financial Group Profit-Sharing 401(k) Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis to the liquidation basis for periods after January 1, 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Three Rivers Bancorp 401(k) Plan as of December 31, 2002, and the changes in net assets available for benefits, for each of the two years ended December 31, 2002, and the changes in its net assets in liquidation for the period January 1, 2003 to February 4, 2003, in conformity with accounting principles generally accepted in the United States of America applied on the bases described in the preceding paragraph.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BARNES, SALY & COMPANY, LLP

BARNES, SALY & COMPANY LLP

Johnstown, Pennsylvania

June 17, 2004

THREE RIVERS BANCORP 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002

Participant Directed
2002
ASSETS
Investments at fair value (Notes 1, 2 and 3):
Investments in securities of participating employers (Note 4)
Sky Financial Group common stock (formerly Three Rivers Bancorp, Inc.) (Note 1)	$518,237

Investments in securities of unaffiliated issuers and others
Shares of registered investment companies	3,453,954
Ameriserv Financial, Inc common stock	37,791
Notes Receivable	180,470
Money Market	0

$4,190,452

Receivables:
Accrued investment income (Note 4)	$33,805

Cash	$932,104

Total assets	$5,156,361

LIABILITIES
None	$0

Net assets available for benefits	$5,156,361

See Notes to Financial Statements.

THREE RIVERS BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2002 and 2001

	Participant Directed
	2002	2001
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 3)	$(200,695)	$22,640
Interest	28,001	45,948
Dividends (Note 4)	165,863	214,291

	$(6,831)	$282,879

Contributions:
Participant (Note 7)	$580,362	$472,044
Employer	170,148	155,771
Other	0	0

	$750,510	$627,815

Total additions	$743,679	$910,694

Deductions from net assets attributed to:
Benefits paid to participants	$2,287,088	$329,435

Total deductions	$2,287,088	$329,435

Net increase (decrease)	$(1,543,409)	$581,259

Net assets available for benefits:
Beginning of year	6,699,770	6,118,511

End of year	$5,156,361	$6,699,770

See Notes to Financial Statements.

THREE RIVERS BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS

For the Period January 1, 2003 to February 4, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation in fair value of investments (Note 3)	$(1,442)

Total additions	$(1,442)

Deductions from net assets attributed to:
Transfer of assets to another plan (Note 6)	$5,154,919

Total deductions	$5,156,919

Net increase (decrease)	$(5,156,361)

Net assets available for benefits:
Beginning of year	5,156,361

End of year	$-0-

See Notes to Financial Statements.

THREE RIVERS BANCORP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	PLAN DESCRIPTION

The following description of Three Rivers Bancorp 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan was a defined contribution plan that covered substantially all employees of Three Rivers Bank (Bank) which was a subsidiary of its bank holding company Three Rivers Bancorp, Inc. (Company). Employees were eligible to participate in the Plan upon attainment of age 18 with no service requirement.

In October 2002, the Company was acquired by Sky Financial Group, Inc. (the “Buyer”). As a result, the Employee Benefits Committee of the Buyer amended the Sky Financial Group Profit-Sharing 401(k) Plan (the “New Plan”) to accept the transfer of the net assets of the Plan into the New Plan and to make participants in the Plan eligible to participate in the New Plan effective January 1, 2003. The assets of the Plan were transferred to the New Plan as of February 4, 2003. (See Note 6b).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

The employer contributes a matching contribution equal to 50% of each participant’s salary deferral contribution up to 6% of participant compensation.

Additional amounts may be contributed as discretionary contributions at the option of the Company’s board of directors. Participants may contribute from 1% to 20% of their compensation within the limits prescribed by the Internal Revenue Code.

There were no additional employer or employee contributions to the Plan effective January 1, 2003.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	PLAN DESCRIPTION (Continued)

Participant Accounts:

Each participant’s account was credited with the participant’s contribution and an allocation of (a) the employer’s contribution, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant’s earnings and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts:

At December 31, 2002 forfeited nonvested accounts totaled $54,277. There are no forfeited nonvested amounts for the period January 1, 2003 to February 4, 2003 due to merger of Plan (see Note 6b).

Vesting:

Participants are immediately vested in their voluntary contributions including rollover and transfer contributions from other qualified plans plus actual earnings thereon. Vesting in the employer’s matching and/or discretionary contribution portion of their accounts plus actual earnings thereon was based on years of continuous service. A participant would become 100% vested after 3 years of credited service. Automatic vesting applies for attainment of normal or early retirement age, disability during employment or death.

Payment of Benefits:

On termination of service, a participant with an account balance would elect to receive either a lump-sum amount equal to the value of his or her account or an annuity. The plan also provided for normal retirement benefits upon reaching age 65 and has provisions for deferred, surviving spouse, disability and early retirement benefits.

Administrative Expenses:

Certain administrative functions were performed by officers and employees of the Company and Bank. No such officer or employee received compensation from the Plan. Certain other administrative expenses were paid directly by the Company and Bank.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	PLAN DESCRIPTION (Continued)

Investment Options:

Upon enrollment in the Plan, a participant would direct their salary deferral and employer contributions in 5 percent increments in one or more of twenty-two mutual funds, a money market fund, Ameriserv Financial Inc. common stock, Three Rivers Bancorp Inc. (prior to October 2002) and Sky Financial common stock (see Note 4 for related party details and Note 6 for plan merger details).

The diversified mutual fund investment options include bond and government securities funds and various U.S. and foreign stock funds. Participants may change their investment options any time throughout the year via internet access to Ameriserv Trust and Financial Services Company

The Plan also included participant notes. Participants would be able to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 5.71 percent to 8.33 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

There were no new participant loans during the period January 1, 2003 to February 2003. The balance of participant loans at December 31, 2002 of $180,470 was transferred in-kind to the Sky Financial Group Inc.’s Profit-Sharing 401(k) Plan.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

Due to the decision to merge the Plan into Sky Financial Group’s Profit Sharing 401(k) Plan effective January 1, 2003, the financial statements for the period January 1, 2003 to February 4, 2004 have been prepared using the liquidation basis of accounting.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition (continued):

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of shares held by the Plan at year end. The Ameriserv Financial, Inc. common stock and Sky Financial Group common stock (formerly Three Rivers Bancorp, Inc.) are valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

Payment of Benefits:

Benefits are recorded when paid.

NOTE 3:	INVESTMENTS

The Plan’s investments are participant directed. The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2002.

December 31, 2002
Mutual funds:
Fidelity Low Priced Stock, 14,248 shares	$358,633
Vanguard Institutional Index, 4,027 shares	323,988
Fidelity Puritan, 25,559 shares	403,581
Fidelity Magellan, 9,227 shares	728,551
Common stock:
Sky Financial Group, 26,029 shares	518,237

NOTES TO FINANCIAL STATEMENTS

NOTE 3:	INVESTMENTS (continued)

During liquidation of the Plan’s investments, the Plan’s investments appreciated (depreciated) in value by $(1,441).

During 2002 and 2001, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) in value by $(200,695) and $22,640 respectively, as follows:

	2002	2001
Mutual funds	$283,784	$(230,174)
Sky Financial Group common stock	(598,755)	0
Three Rivers Bancorp, Inc. common stock	142,152	241,729
Ameriserv Financial, Inc. common stock	(27,876)	11,085

	$(200,695)	$22,640

NOTE 4:	RELATED PARTY TRANSACTIONS

Plan’s Trustee:

Prior to the Plan’s merger, the Plan’s investments were held by a bank-administered trust fund, Ameriserv Trust and Financial Services Company. Ameriserv Trust and Financial Services Company had the authority to purchase and sell investments in accordance with participant direction. The cash account was used by the Ameriserv Trust and Financial Services Company to temporarily house uninvested monies.

Investment Activity:

Effective April 1, 2000 through the October 2002 merger with Sky Financial Group (see Note 6a for details), the Plan included an investment option for the Three Rivers Bancorp, Inc. common stock which was the holding company of Three Rivers Bank (the Employer). Subsequent to the merger, the Plan now includes an investment option for Sky Financial Group common stock.

NOTES TO FINANCIAL STATEMENTS

NOTE 4:	RELATED PARTY TRANSACTIONS (Continued)

The following is a summary of the investment activity of the Three Rivers Bancorp, Inc. common stock:

2002
Market value at year end	N/A
Number of shares held at end of year	N/A
Original cost at year end	N/A
Purchase price of shares in current year	$244,701
Number of shares purchased in current year	16,083
Sale price of shares in current year	$133,282
Number of shares sold in current year	8,804
Realized gain (loss) on sales in current year	$38,902
Unrealized gain (loss) in current year	$103,249
Dividend income including accruals	$27,220
Accrued dividend income	N/A

The following is the investment activity for the Sky Financial Group common stock since the merger in October 2002:

2002
Market value at year end	$518,237
Number of shares held at year end	26,029
Original cost at year end	$1,099,197
Purchase price of shares in current year	$227,189
Number of shares purchased in current year	12,907
Sale price of shares sold in current year	$10,247
Number of shares sold in current year	528
Realized gain (loss) on sales in current year	$(12,102)
Unrealized gain (loss) in current year	$295,887
Dividend income including accruals	$14,986
Accrued dividend income	$5,486

NOTE 5:	INCOME TAX STATUS

The Plan received its latest determination letter on July 18, 2002, relating the GUST amendments, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been merged into Sky Financial Group’s Profit-Sharing 401(k) Plan since receiving the determination letter; however the Plan Administrator believes the Plan was designed and was operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	MERGER

a)	In October 2002, the Company was acquired by Sky Financial Group (the “Buyer”). Under the terms of the merger agreement, shareholders of the Company’s stock were entitled to receive, in exchange for each share of the Company’s common stock held, either $18.27 in cash or .80 shares of Sky Financial Group common stock or a combination thereof. As of the date of exchange, October 1, 2002, there were 79,167 shares of the Company’s stock owned by the participants of the Plan. Of this total, 62,105 shares were exchanged for the cash option in which the Plan received $1,134,658 and 17,062 shares were exchanged for 13,650 shares of Sky Financial Group common stock with a fair value on date of exchange of $279,825.

b)	Effective January 1, 2003, the Plan and participants were officially merged into the Sky Financial Group’s Profit Sharing 401(k) Plan (“New Plan”). On January 2, 2003 the net assets excluding income receivable of $33,805 were transferred to the New Plan. All income receivable amounts received after January 1, 2003 was transferred to the New Plan as of February 4, 2003. The total amounts transferred to liquidate the Plan is as follows:

Total Investments liquidated:
Mutual funds	$3,481,107
Ameriserv Financial Inc. common stock	35,975
Cash from sale of money market fund	938,811

$4,455,893

Total Investments transferred in-kind:
Sky Financial common stock	$518,556
Participant loans	180,470

$699,026

Total Assets Transferred to New Plan	$5,154,919

NOTE 7:	ROLLOVERS

The following are participant rollovers as a result of employees transferring amounts from other qualified plans. The rollovers are included in the applicable years participant contribution.

2003	$	- 0 -
2002		114,096
2001		45,474

NOTES TO FINANCIAL STATEMENTS

NOTE 8:	RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500

For the period January 1, 2003 to February 4, 2003:

Feb 4, 2003
Net assets available for benefits as presented in these financial statements	- 0 -

Adjustments of:
Benefits payable	- 0 -

Net assets available for benefits as presented in Form 5500	$ - 0 -

Feb 4, 2003
Net increase (decrease) in net assets available for benefits as presented in these financial statements	$(5,156,361)

(Increase) decrease in benefits payable from previous year	- 0 -

Net increase in net assets available for benefits as presented in Form 5500	$(5,156,361)

For the period ending December 31, 2002 and 2001:

	December 31,
	2002	2001
Net assets available for benefits as presented in these financial statements	$5,156,361	$6,699,770

Adjustments of:
Benefits payable	- 0 -	- 0 -

Net assets available for benefits as presented in Form 5500	$5,156,361	$6,699,770

NOTES TO FINANCIAL STATEMENTS

NOTE 8:	RECONCILIATION OF DIFFERENCES BETWEEN THESE FINANCIAL STATEMENTS AND THE FINANCIAL INFORMATION REQUIRED ON FORM 5500 (continued)

	December 31,
	2002	2001
Net increase (decrease) in net assets available for benefits as presented in these financial statements	$(1,543,409)	$581,259
(Increase) decrease in benefits payable from previous year	- 0 -	- 0 -

Net increase in net assets available for benefits as presented in Form 5500	$(1,543,409)	$581,259

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

THREE RIVERS BANCORP 401(k) PLAN

Schedule H, Line 4i –Schedule of Assets (Held At End of Year)

December 31, 2002

Investment Type and Shares	Description	Cost Value		Fair Value
Common Stock:
13,260 shares	Ameriserv Financial, Inc.		$143,445		$37,791
26,029 shares	Sky Financial Group (formerly Three Rivers Bancorp, Inc. *
			1,099,197		518,237

	Total Common Stock		$1,242,642		$556,028

Mutual Funds:
2,049 shares	Clipper		$168,895		$155,157
14,248 shares	Fidelity Low-Priced Stock		340,676		358,633
9,227 shares	Fidelity Magellan		922,885		728,551
25,559 shares	Fidelity Puritan		461,855		403,581
204 shares	Franklin Biotechnology Discovery		9,907		6,801
6,377 shares	Franklin Mutual Beacon		86,347		72,129
177 shares	Goldman Sachs Global Income		2,551		2,581
407 shares	Goldman Sachs Research Select List		2,233		2,029
178 shares	Invesco Financial Services		4,649		4,097
225 shares	Legg Mason Value Trust		10,313		9,141
628 shares	Northern Technology		7,427		4,647
15,247 shares	Pimco Total Return		162,007		162,688
2,771 shares	T. Rowe Price Equity Income		66,530		54,844
8,868 shares	Templeton Foreign		86,066		73,691
6,787 shares	Tweedy, Browne Global Value		132,311		107,297
18,059 shares	Vanguard GNMA		188,524		194,131
170 shares	Vanguard Health Care		19,424		16,352
4,027 shares	Vanguard Institutional Index		448,190		323,988
62,774 shares	Vanguard Short-Term Federal		653,805		671,679
6,716 shares	Vanguard Total Bond Market Index		68,578		69,709
562 shares	Vanguard US Growth		20,211		17,538
637 shares	White Oak Growth Stock		20,679		14,690

	Total Mutual Funds		$3,884,063		$3,453,954

Money Market Fund:	Goldman Sachs Financial Prime Obligations	$	- 0 -	$	- 0 -

Notes Receivable:	Participant loans, interest rates of 5.71 to 8.33%, maturity of 1 to 5 years, payable in semi-monthly payments withheld from participants payroll		$180,470		$180,470

	Total Assets Held for Investment		$5,307,175		$4,190,452

*	Represents a party in interest.

See Notes to Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THREE RIVERS BANCORP 401(K) PLAN

Date: June 28, 2004	By:	/s/ Michael Couturier
Michael Couturier
Vice President and
Director of Employee Benefits
Sky Financial Group, Inc.